Exhibit 99.1

Century 21 China Real Estate Reports Third Quarter 2010 Unaudited Financial Results

BEIJING, China, November 17, 2010 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights1

♦
Consolidated net revenue in the third quarter of 2010 was RMB138.3 million (US$20.7 million), an increase of 18.8% from RMB116.4 million reported in the second quarter of 2010, and a decrease of 23.0% from RMB179.5 million in the third quarter of 2009.

♦
Revenue from company-owned brokerage services in the third quarter of 2010 was RMB129.0 million (US$19.3 million), representing 93.3% of total net revenue, an increase of 21.4% from RMB106.3 million in the second quarter of 2010, and a decrease of 20.3% from RMB161.9 million in the third quarter of 2009.

♦
Non-GAAP2 loss from operations in the third quarter of 2010 was RMB44.6 million (US$6.7 million), compared to a non-GAAP loss from operations of RMB38.8 million for the second quarter of 2010, and non-GAAP income from operations of RMB42.2 million in the third quarter of 2009.

♦
Non-GAAP net loss attributable to ordinary shareholders for the third quarter of 2010 was RMB47.4 million (US$7.1 million), compared to a non-GAAP net loss attributable to ordinary shareholders of RMB35.6 million in the second quarter of 2010, and non-GAAP net income attributable to ordinary shareholders of RMB17.3 million in the third quarter of 2009.

♦
As of September 30, 2010, the Company’s CENTURY 21® China Real Estate network covered 32 major cities with nearly 1,500 sales offices, including 523 company-owned sales offices with 56 additional new sales offices under renovation, employed more than 20,100 sales professionals and staff and maintained more than 6.5 million property listings.

"Improved transaction volumes and our expanding network reach drove strong performance in the third quarter," said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. "While we anticipate that the current policy environment will continue to suppress transaction volumes for the remainder of 2010, we are confident in the fundamental health of China's real estate market and believe that our increasing presence in the key neighborhoods driving growth leave us well positioned as transaction volumes trend back towards normalized levels.”

________________________________

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended September 30, 2010, were made at a rate of RMB6.6905 to US$1.00 which is the noon buying rate on September 30, 2010 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is RMB.

2 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

Mr. Harry Lu, vice chairman and president added, “China’s secondary real estate market has enormous potential and we intend to push forward with our strategy of achieving critical mass in our target markets. Strong economic growth and increasing urbanization will drive demand for real estate, and we will continue to explore opportunities to further extend our footprint to take advantage of this.”

Third Quarter 2010 Results

The Company’s total consolidated net revenue in the third quarter of 2010 was RMB138.3 million (US$20.7 million), an increase of 18.8% from RMB116.4 million reported in the second quarter of 2010, and a decrease of 23.0% from RMB179.5 million in the third quarter of 2009. Quarterly revenue increased sequentially primarily because of expansion of the company-owned store network and decreased year over year primarily because of the continuing nationwide slowdown in the secondary property market transaction volumes in the third quarter of 2010.

Revenue from company-owned brokerage services in the third quarter of 2010 was RMB129.0 million (US$19.3 million), representing 93.3% of total net revenue, an increase of 21.4% from RMB106.3 million in the second quarter of 2010, and a decrease of 20.3% from RMB161.9 million in the third quarter of 2009. The sequential increase and year over year decline reflect the sequential increase and year over year decrease of sales and purchase transaction volumes.

Revenue from mortgage management services in the third quarter of 2010 was RMB5.0 million (US$0.7 million), representing 3.6% of total net revenue, a decrease of 9.1% from RMB5.5 million in the second quarter of 2010, and a decrease of 56.1% from RMB11.4 million in the same quarter of 2009. We generated revenue mainly from service fees for referring home mortgages for existing homes and consumer loans, as well as offering entrusted loans to consumers with property collaterals in the third quarter of 2010. These decreases were primarily due to a lower mortgage loan volume brokered by the Company in the third quarter of 2010.

Revenue from franchise services in the third quarter of 2010 was RMB3.9 million (US$0.6 million), representing 2.8% of total net revenue, a decrease of 17.0% from RMB4.7 million in the second quarter of 2010, and a decrease of 36.1% from RMB6.1 million in the third quarter of 2009. The year over year decrease was primarily due to a one-off other non-royalty revenue earned in the third quarter of 2009.

Commissions and other agent-related costs in the third quarter of 2010 were RMB82.4 million (US$12.3 million), representing 59.6% of total net revenue, an increase of 12.7% from RMB73.1 million in the second quarter of 2010, and an increase of 4.3% from RMB79.0 million in the third quarter of 2009. The increase in commissions and other agent-related costs from the second quarter of 2010 was mainly attributable to the increase in salaries and benefits for sales staff due to a higher number of sales professionals employed as a result of the continuing store expansion throughout the third quarter of 2010.

Operating costs in the third quarter of 2010 were RMB55.4 million (US$8.3 million), representing 40.1% of total net revenue, an increase of 20.4% from RMB46.0 million in the second quarter of 2010, and an increase of 82.8% from RMB30.3 million in the third quarter of 2009. This was primarily due to the increase in rental costs and store related costs from the greater number of sales offices in the company-owned brokerage network as compared to the corresponding period in the previous year and the previous quarter.

Selling, general and administrative expenses in the third quarter of 2010 were RMB47.9 million

(US$7.2 million), representing 34.6% of total net revenue, an increase of 20.1% from RMB39.9 million in the second quarter of 2010, and an increase of 67.5% from RMB28.6 million in the third quarter of 2009. The year-over-year increase was largely due to more non-sales staff hires and higher share-based compensation expenses, marketing expenses, and professional fees incurred.

Loss from operations in the third quarter of 2010 was RMB47.4 million (US$7.1 million), compared to a loss from operations of RMB42.6 million in the second quarter of 2010, and income from operations of RMB41.6 million in the third quarter of 2009. Non-GAAP loss from operations in the third quarter of 2010 was RMB44.6 million (US$6.7 million), compared to a non-GAAP loss from operations of RMB38.8 million for the second quarter of 2010, and non-GAAP income from operations of RMB42.2 million in the third quarter of 2009.

Foreign exchange loss for the third quarter of 2010 was RMB5.5 million (US$0.8 million), compared to RMB2.7 million (US$0.4 million) in the second quarter of 2010 and RMB66,000 (US$9,900) in the third quarter of 2009.

Net loss attributable to ordinary shareholders in the third quarter of 2010 was RMB50.2 million (US$7.5 million), compared to a net loss of RMB39.5 million attributable to ordinary shareholders in the second quarter of 2010, and net income of RMB16.7 million attributable to ordinary shareholders in the third quarter of 2009. Non-GAAP net loss attributable to ordinary shareholders for the third quarter of 2010 was RMB47.4 million (US$7.1 million), compared to a non-GAAP net loss attributable to ordinary shareholders of RMB35.6million in the second quarter of 2010, and non-GAAP net income attributable to ordinary shareholders of RMB17.3 million in the third quarter of 2009.

Basic and diluted net loss per ADS in the third quarter of 2010 was RMB1.10 (US$0.16). Non-GAAP basic and diluted net loss per ADS in the third quarter of 2010 was RMB1.03 (US$0.15).

As of September 30, 2010, the Company had cash and cash equivalents of RMB718.6 million (US$107.4 million). Net cash used in operating activities in the third quarter of 2010 were RMB45.8 million (US$6.8 million). Net cash used in investing activities in the third quarter of 2010 was RMB35.5 million (US$5.3 million).

As of September 30, 2010, the Company’s CENTURY 21® China Real Estate network, including franchisees, covered 32 major cities with nearly 1,500 sales offices, including 523 company-owned sales offices and 56 additional new company owned sales offices under renovation, employed more than 20,100 sales professionals and staff and maintained more than 6.5 million property listings.

Shareholder Rights Plan

The Company today announced that its board of directors has adopted a shareholder rights plan (the “Rights Plan”) designed to protect the best interests of the Company and its shareholders. Consistent with the Company’s commitment to good corporate governance, the rights will expire in 3 years unless earlier terminated by the Company; and the plan will be reviewed annually by a committee of independent directors.

Subject to limited exceptions, these rights will be exercisable if a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares or commencing a tender or exchange offer which, if consummated, could result in a person owning 15% or more of the Company's ordinary shares. In addition, if a person or group acquires beneficial ownership of 15% or more of the Company's ordinary shares, each right will generally entitle the holder, other than the acquiring person or group, to acquire ordinary shares of the Company (or, in certain circumstances, other securities) having a market value equal to twice the right’s then current exercise price. The Company's Board of Directors may terminate the rights at any time up to ten business days after a person or group acquires beneficial ownership of 15% or more of the Company's ordinary shares.

Shareholders are not required to take any actions to receive the rights. Until the rights become exercisable, outstanding share certificates will represent both ordinary shares of the Company and the rights, and no separate rights certificates will be issued. The issuance of the rights will have no dilutive effect and will not affect reported earnings per share for the Company.

The rights are not being issued in response to any specific effort to acquire control of the Company.

Business Outlook

The Company currently estimates that its total net revenue for the fourth quarter of 2010 will be in the range of RMB136 million to RMB146 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on November 17, 2010 at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-857-350-1671
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "Century 21 China Real Estate Earnings Call."

A live and archived webcast of the conference call will be available until November 24, 2010 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China's fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to ordinary shareholders and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Melody Liu
Investor Relations Manager
IFM Investments Limited
Phone: +86-10-6561-5982
E-mail: ir@century21cn.com

Henry Fraser
Brunswick Group
Phone: +86-10-6566-2256
Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng
Brunswick Group
Phone: +1-212-333-3810
Email: ctc@brunswickgroup.com

IFM Investments Limited
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31,	September 30,	September 30,
	2009	2010	2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	334,589	718,647	107,413
Restricted cash	28,784	23,995	3,586
Accounts receivable, net	61,938	39,095	5,843
Amounts due from related parties	386	1,851	277
Loans receivable	-	9,533	1,425
Prepaid expenses and other current assets	25,642	50,911	7,609
Total current assets	451,339	844,032	126,153
Non-current assets:
Investment in associates	880	7,200	1,076
Property and equipment, net	41,181	67,526	10,093
Intangible assets, net	27,825	26,347	3,938
Goodwill	9,281	9,281	1,387
Other non-current assets	13,328	24,285	3,630
Total assets	543,834	978,671	146,277
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	8,695	14,922	2,230
Accrued expenses and other current liabilities	130,668	124,361	18,587
Amounts due to related parties	250	250	37
Deferred revenue	6,664	7,372	1,102
Total current liabilities	146,277	146,905	21,956
Long-term deposits payable	10,710	10,659	1,593
Deferred tax liabilities	353	327	49
Total liabilities	157,340	157,891	23,598

Convertible redeemable preferred shares	518,318	-	-

Shareholders' deficit:
Ordinary shares	2,152	5,070	758
Additional paid-in capital	-	1,067,850	159,607
Statutory reserves	1,173	1,173	175
Accumulated deficit	(135,205)	(251,887)	(37,648)
Total IFM Investments Limited shareholders' (deficit) equity	(131,880)	822,206	122,892
Non-controlling interest	56	(1,426)	(213)
Total shareholders' (deficit) equity	(131,824)	820,780	122,679
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIT) EQUITY	543,834	978,671	146,277

IFM Investments Limited
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except per share and per ADS data)

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	US$

Net revenue	179,507	116,449	138,285	20,669
Costs and expenses:
Commissions and other agent-related costs	(79,011)	(73,100)	(82,432)	(12,321)
Operating costs	(30,349)	(46,029)	(55,396)	(8,280)
Selling, general and administrative expenses	(28,551)	(39,934)	(47,868)	(7,155)
Total costs and expenses	(137,911)	(159,063)	(185,696)	(27,756)
Income (loss) from operations	41,596	(42,614)	(47,411)	(7,087)
Interest income	721	1,443	2,414	361
Other income	-	5,391	-	-
Foreign currency exchange loss	(66)	(2,674)	(5,485)	(820)
Income (loss) before income tax and share of associates' losses	42,251	(38,454)	(50,482)	(7,546)
Income tax	(1,488)	(1,494)	(241)	(36)
Share of associates' losses	(2)	(34)	(64)	(10)
Net income (loss)	40,761	(39,982)	(50,787)	(7,592)
Non-controlling interest	-	500	612	91
Net income (loss) attributable to IFM Investments Limited	40,761	(39,482)	(50,175)	(7,501)

Accretion of convertible redeemable preferred shares	(4,122)	-	-	-
Income allocated to participating preferred shareholders	(19,967)	-	-	-
Net income (loss) attributable to ordinary shareholders	16,672	(39,482)	(50,175)	(7,501)

Net income (loss) per share, basic	0.06	(0.06)	(0.07)	(0.01)
Net income (loss) per share, diluted	0.06	(0.06)	(0.07)	(0.01)

Net income (loss) per ADS, basic	0.96	(0.86)	(1.10)	(0.16)
Net income (loss) per ADS, diluted	0.96	(0.86)	(1.10)	(0.16)

Number of shares used in calculating net income (loss) per share, basic	260,000	686,523	687,194	687,194
Number of shares used in calculating net income (loss) per share, diluted	260,605	686,523	687,194	687,194

Number of ADSs used in calculating net income (loss) per ADS, basic	17,333	45,768	45,813	45,813
Number of ADSs used in calculating net income (loss) per ADS, diluted	17,374	45,768	45,813	45,813

IFM Investments Limited
Reconciliations to Unaudited Condensed Consolidated Statements of Operations
(In thousands, except per ADS data)

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	US$

GAAP income (loss) from operations	41,596	(42,614)	(47,411)	(7,087)
Plus:
Share-based compensation	619	3,849	2,813	420
Non-GAAP income (loss) from operations	42,215	(38,765)	(44,598)	(6,667)

GAAP net income (loss) attributable to IFM Investments Limited	40,761	(39,482)	(50,175)	(7,501)
Plus:
Share-based compensation	619	3,849	2,813	420
Non-GAAP net income (loss) attributable to IFM Investments Limited	41,380	(35,633)	(47,362)	(7,081)

GAAP net income (loss) attributable to ordinary shareholders	16,672	(39,482)	(50,175)	(7,501)
Plus:
Share-based compensation	619	3,849	2,813	420
Non-GAAP net income (loss) attributable to ordinary shareholders	17,291	(35,633)	(47,362)	(7,081)

GAAP net income (loss) per ADS, basic	0.96	(0.86)	(1.10)	(0.16)
GAAP net income (loss) per ADS, diluted	0.96	(0.86)	(1.10)	(0.16)

Non-GAAP net income (loss) per ADS, basic	1.00	(0.78)	(1.03)	(0.15)
Non-GAAP net income (loss) per ADS, diluted	1.00	(0.78)	(1.03)	(0.15)

Number of ADSs used in calculating GAAP / non-GAAP net income (loss) per ADS, basic	17,333	45,768	45,813	45,813
Number of ADSs used in calculating GAAP / non-GAAP net income (loss) per ADS, diluted	17,374	45,768	45,813	45,813